Curaleaf Reports
Fourth Quarter and Full Year Ended 2023 Results
Fourth quarter 2023 revenue of $345 million, representing an increase of 4% quarter-over-quarter.
Fourth quarter 2023 adjusted EBITDA(1) of $83 million, representing 24% of revenue, a 490 basis point improvement year-over-year.
Full Year 2023 cash flow from continuing operations of $91 million.

NEW YORK, March 6, 2024 – Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf” or the “Company”), a leading international provider of consumer products in cannabis, today reported its financial and operating results for the fourth quarter ended December 31, 2023. All financial information is reported in accordance with U.S. generally accepted accounting principles (GAAP) and is provided in U.S. dollars unless otherwise indicated.
Boris Jordan, Executive Chairman of Curaleaf, stated, “I’m pleased to report that the work we’ve done over the past several quarters has paid off; Curaleaf ended the year strong and is positioned extremely well for the future. In the fourth quarter, we generated record revenue of $345 million. Adjusted gross margin of 46% improved by 80 basis points versus last quarter, and adjusted EBITDA was $83 million or 24% of sales. Our gross margin trajectory is improving faster than we initially anticipated as we have turned on idle capacity to meet increasing demand, and see our first quarter margins approaching 50%. For the year, revenue was $1.35 billion dollars, up 6% from 2022. Adjusted gross margin was 46%, while adjusted EBITDA margin was 23%. The global opportunities we’ve been building our business toward are unfolding rapidly, and 2024 will be Curaleaf’s catalyst year. Our global brand portfolio is second to none, and our amazing team members continue to deliver with energy and enthusiasm. I am happy to say that Curaleaf’s future has never been greener.”

Matt Darin, Chief Executive Officer of Curaleaf, commented,“Our fourth quarter results are a solid reflection of the discipline and rigor we have put into evolving our business and the committed work of our team members. It is thanks to all of them that we have leading market share and growth in key markets like Arizona, Florida, New York and Pennsylvania, a domestic wholesale business that grew 15% sequentially, and a U.S. retail business that grew 9% for the year, eclipsing the $1 billion mark for the first time. We’re excited about our portfolio of brands and innovative new products, as well as the potential of our retail footprint as adult use expands. We are encouraged by the momentum we see in our business because of the strategic changes we’ve made. There is no doubt that Curaleaf is poised for a solid 2024 and beyond.”
Fourth Quarter 2023 Financial Highlights
•Net Revenue of $345.3 million, a year-over-year increase of 1% compared to Q4 2022 revenue of $340.2 million. Sequentially, net revenue increased 4%
•Gross profit of $156.2 million and gross margin of 45%
•Adjusted gross profit(1) of $160.4 million and adjusted gross margin of 46%
•Net loss attributable to Curaleaf Holdings, Inc. excluding discontinued operations, of $57.7 million or net loss per share $0.08
•Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.(1) of $5.0 million or adjusted net loss per share from continuing operations(1) of $0.01
•Adjusted EBITDA(1) of $83.0 million and adjusted EBITDA margin of 24%, a 490 basis point improvement year-over-year
•Cash at quarter end totaled $91.8 million
1Adjusted EBITDA, adjusted gross profit, free cash flow from continuing operations and adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. are non-GAAP financial measures, and adjusted EBITDA margin, adjusted gross margin and adjusted net loss per share are non-GAAP financial ratios, in each case without a standardized definition under GAAP and which may not be comparable to similar measures used by other issuers. See “Non-GAAP Financial Performance Measures” below for definitions and more information regarding Curaleaf’s use of non-GAAP financial measures and non-GAAP financial ratios. See the section entitled “Reconciliation of Non-GAAP financial measures” below for a reconciliation of the non-GAAP financial measures used in this press release to the most directly comparable GAAP financial measures.

Full Year 2023 Financial Highlights
•Net revenue of $1.35 billion a 6% increase year-over-year
•Gross profit of $614.4 million and gross margin of 46%
•Adjusted gross profit(1) of $625.1 million and adjusted gross margin(1) of 46%
•Operating cash flow from continuing operations of $91.2 million and free cash flow from continuing operations of $25.8 million
•Net loss attributable to Curaleaf Holdings, Inc. of $281.2 million or net loss per share of $0.39
•Adjusted net loss attributable to continuing operations (1) of $126.1 million or adjusted net loss per share from continuing operations(1) of $0.17
•Adjusted EBITDA(1) of $304.5 million and adjusted EBITDA margin of 23%
•Operating and free cash flow from continuing operations of $91.2 million and $25.8 million
Fourth Quarter 2023 Operational Highlights
•In Florida, we opened one additional store in Sarasota, totaling 61 stores in the state.
•In December, we began selling into the New York adult-use wholesale market.
•On December 14th, we completed our uplisting to and commenced trading on the Toronto Stock Exchange.
•Entered into an agreement to sell our Maine, adult-use store.
Full Year 2023 Operational Highlights
•Completed the acquisition of Deseret Wellness in Utah, consisting of four stores out of 15 in the market.
•Successfully launched adult-use sales in Connecticut across our four stores and the wholesale market.
•Successfully launched adult-use sales in Maryland across our four stores and the wholesale market.
•Opened six stores in Florida totaling 61 stores in the state and ended the year with 145 U.S. retail locations.
•Launched Briq, our proprietary two-gram vape hardware into 11 states, which set record breaking sales.
•Launched Select Liquid Diamonds in Florida and Zero Proof, cannabis-infused drinkables, in Illinois.
•Launched Grassroots diamond infused pre-rolls into 5 states.
•Completed the acquisition of EU GMP processing assets from Clever Leaves in Portugal to further integrate our European business.
•Began selling edibles in the U.K. market.
•Began wholesaling into Poland.
•Raised C$16 million through an equity offering of Subordinate Voting Shares, which fulfilled one of the requirements for listing on the Toronto Stock Exchange.
•Discontinued operations in California, Colorado, Oregon, Michigan, Kentucky and our adult-use Maine store, which reduced inefficiencies and margin dilution.
Post Fourth Quarter 2023 Operational Highlights
•In New York, we opened our first store for adult-use sales in Newburgh.
•Rebranded Reef stores to Curaleaf stores in Arizona.
•In the U.K., we rebranded Sapphire Clinics to Curaleaf Clinics.
•Acquired Can4Med, an experienced pharmaceutical wholesaler in Poland to enhance our European presence.
•Launched Stiq, a new one-gram all-in-one cannabis oil vape, in Arizona.

Balance Sheet and Cash Flow
As of December 31, 2023, the Company had $91.8 million of cash and $587.8 million of outstanding debt net of unamortized debt discounts.
As of December 31, 2023, Curaleaf invested $65.4 million, net in capital expenditures, focused on cultivation, automation, and selective retail expansion in strategic markets. During the fourth quarter, net capital expenditures were $16.1 million.

Shares Outstanding
For the fourth quarter of 2023 and 2022, the Company’s weighted average Subordinate Voting Shares plus multiple voting shares outstanding amounted to 733,514,919 and 715,796,271 shares, respectively.

Conference Call Information
The Company will host a conference call and audio webcast for investors and analysts on Wednesday March 6, 2024 at 5:00 P.M. ET to discuss Q4 2023 earnings results. The call can be accessed by dialing 1-844-512-2926 in the U.S., internationally 1-412-317-6300 or from Canada 1-416-639-5883. The conference ID # is 9765571.
A replay of the conference call can be accessed at 1-877-344-7529 or internationally 1-412-317-0088 or from Canada 1-855-669-9658, using the replay ID # 4670787.
A webcast of the call can be accessed on the investor relations section of the Curaleaf website at ir.curaleaf.com. The teleconference will be available for replay starting at approximately 7:00 P.M. ET on March 6, 2024 and will end at 11:59 P.M. ET on March 13, 2024.

Non-GAAP Financial and Performance Measures
Curaleaf reports its financial results in accordance with GAAP and uses a number of financial measures and ratios when assessing its results and measuring overall performance. Some of these financial measures and ratios are not calculated in accordance with GAAP. Curaleaf refers to certain non-GAAP financial measures and ratios, such as “adjusted gross profit”, “adjusted gross margin”, “adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.”, “adjusted net loss per share”, “adjusted EBITDA” and “adjusted EBITDA margin”. These measures do not have any standardized meaning prescribed by GAAP and may not be comparable to similar measures presented by other issuers. The Company defines “adjusted gross profit” as gross profit net of cost of goods sold and related other add-backs. “Adjusted gross margin” is defined by Curaleaf as adjusted gross profit divided by total revenues. “Adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc.” is defined by Curaleaf as net loss adjusted to remove the impact of discontinued operations and less other add-backs. “Adjusted net loss per share” is defined by Curaleaf as adjusted net loss from continuing operations attributable to Curaleaf Holdings, Inc. divided by the weighted average shares outstanding during the applicable period. “Adjusted EBITDA” is defined by Curaleaf as earnings before interest, taxes, depreciation and amortization less share-based compensation expense and other add-backs related to business development, acquisition, financing and reorganization costs. “Adjusted EBITDA margin” is defined by Curaleaf as adjusted EBITDA divided by total revenue. “Free cash flow from operations” is defined by Curaleaf as Net cash provided by operating activities from continuing operations less the Purchases of property, plant and equipment, net of proceeds from disposals (i.e. net capital expenditures). Curaleaf considers these measures to be an important indicator of the financial strength and performance of our business. We believe the adjusted results presented provide relevant and useful information for investors, because they clarify our actual operating performance, make it easier to compare our results with those of other companies and allow investors to review performance in the same way as our management. Since these measures are not calculated in accordance with GAAP, they should not be considered in isolation of, or as a substitute for, our reported GAAP financial results as indicators of our performance, and they may not be comparable to similarly named measures from other companies. The tables below provide reconciliations of Non-GAAP measures to the most directly comparable GAAP measures.

Reconciliation of Non-GAAP financial measures
Adjusted Gross Profit from Continuing Operations (Unaudited)
($ thousands)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
Gross profit from continuing operations	$156,192	$150,052	$119,635
Other add-backs (1)	4,205	2,121	36,179
Adjusted gross profit from continuing operations (2)	$160,397	152,173	155,814
Adjusted gross profit margin from continuing operations (2)	46.5%	45.7%	45.8%

(1) Other add-backs in Q4 2023 primarily include inventory write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.
Gross profit from continuing operations was $156.2 million in the fourth quarter of 2023, compared with $150.1 million in the third quarter of 2023. Adjusted gross profit from continuing operations net of add-backs for the fourth quarter was $160.4 million compared with $152.2 million in the third quarter of 2023. Adjusted gross profit margin from continuing operations for the fourth quarter of 2023 was 46%, an increase of 80 basis points compared with the third quarter of 2023. The quarter-over-quarter increase in adjusted gross profit margin was due to an improvement in non-absorption costs partially offset by price compression and discounting.

	Year Ended
	December 31, 2023	December 31, 2022
Gross profit from continuing operations	$614,449	$626,419
Other add-backs (1)	10,639	40,583
Adjusted gross profit from continuing operations (2)	$625,088	$667,002
Adjusted gross profit margin from continuing operations (2)	46.4%	52.3%

(1) Other add-backs for the year ended 2023 primarily include inventory write-downs primarily associated with idling capacity.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Gross profit from continuing operations, the most comparable GAAP measure, to Adjusted gross profit from continuing operations, a non-GAAP measure.

Gross profit from continuing operations was $614.4 million in 2023, compared with $626.4 million in 2022. Adjusted gross profit from continuing operations net of add-backs for 2023 was $625.1 million compared with $667.0 million in 2022. Adjusted gross profit margin from continuing operations for 2023 was 46%, a decrease of 590 basis points compared with 2022. The year-over-year decrease in adjusted gross profit margin from continuing operations was largely due to price compression in certain markets and intentional efforts to reduce inventory.

Adjusted Net Loss from Continuing Operations (Unaudited)
($ thousands)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
Net loss from continuing operations	$(57,652)	$(70,833)	$(176,385)
Loss on impairments	42,286	24,790	82,615
Other add-backs (1)	10,352	8,018	44,692
Adjusted net loss from continuing operations (2)	$(5,014)	$(38,025)	$(49,078)
Adjusted net loss per share from continuing operations (2)	$(0.01)	$(0.05)	$(0.07)

(1) Other add-backs in Q4 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees as well as license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

	Year Ended
	2023	2022
Net loss from continuing operations	$(238,955)	$(265,310)
Loss on impairments	67,076	82,615
Other add-backs (1)	45,774	65,929
Adjusted net loss from continuing operations (2)	$(126,105)	$(116,766)
Adjusted net loss per share from continuing operations (2)	$(0.17)	$(0.16)

(1) Other add-backs for the year ended 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees as well as license fees.
(2) Represents a non-GAAP measure or Non-GAAP ratio. See preceding "Non-GAAP Financial and Performance Measures" section for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss from continuing operations, the most comparable GAAP measure, to Adjusted net loss from continuing operations, a non-GAAP measure.

Adjusted EBITDA (Unaudited)
($ thousands)

	Three Months Ended
	December 31, 2023	September 30, 2023	December 31, 2022
Net loss	$(65,647)	$(93,729)	$(262,751)
Net loss from discontinued operations	(7,995)	(22,896)	(86,366)
Net loss from continuing operations	(57,652)	(70,833)	(176,385)
Interest expense, net	28,423	23,581	21,984
Provision for income taxes	(2,975)	34,880	38,639
Total depreciation and amortization (1)	52,861	45,804	45,618
Share-based compensation	5,833	6,222	6,892
Loss on impairment and Other income, net	46,170	27,586	83,668
Other add-backs (2)	10,352	8,018	44,692
Adjusted EBITDA (3)	$83,012	$75,258	$65,108
Adjusted EBITDA Margin (3)	24.0%	22.6%	19.1%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of operations.
(2) Other add-backs in Q4 2023 primarily include inventory adjustments, costs related to legal fees and professional fees and license fees. Other add-backs in Q4 2023 primarily include inventory write-downs primarily associated with idling capacity, costs related to legal fees and professional fees and license fees.

(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of such non-GAAP measure to net loss, the most comparable GAAP measure.

Adjusted EBITDA was $83.0 million for the fourth quarter of 2023, an increase of 10% from $75.3 million in the third quarter of 2023, and an increase of 27% from $65.1 million in the fourth quarter of 2022. Adjusted EBITDA margin was 24%, an increase of 140 basis points from 23% in the prior quarter and an increase of 490 basis points from 19% in the fourth quarter of 2022. The sequential increase in Adjusted EBITDA primarily reflects adjusted gross margin expansion and expense leverage.

	Year Ended
	2023	2022
Net loss	$(290,337)	$(376,932)
Net loss from discontinued operations	(51,382)	(111,622)
Net loss from continuing operations	(238,955)	(265,310)
Interest expense, net	100,359	88,706
Provision for income taxes	114,589	178,822
Total depreciation and amortization (1)	195,879	155,978
Share-based compensation	20,010	28,017
Loss on impairment and Other income, net	66,890	62,770
Other add-backs (2)	45,774	65,929
Adjusted EBITDA (3)	$304,546	$314,912
Adjusted EBITDA Margin (3)	22.6%	24.7%

(1) Depreciation and amortization expense include amounts charged to cost of goods sold on the statement of operations.
(2) Other add-backs for the 2023 fiscal year primarily include inventory adjustments, costs related to legal fees and professional fees and license fees.
(3) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" below for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net loss, the most comparable GAAP measure, to Adjusted EBITDA, a non-GAAP measure.

Free Cash Flow (Unaudited)
($ thousands)

Year ended December 31, 2023
Net cash provided by operating activities from continuing operations	$91,244
Less: Capital expenditures	(65,446)
Free cash flow from continuing operations(1)	$25,798

(1) Represents a non-GAAP measure or Non-GAAP ratio. See "Non-GAAP Financial and Performance Measures" above for definitions and more information regarding Curaleaf's use of Non-GAAP financial measures and Non-GAAP ratios. The table above provides a reconciliation of Net cash provided by operating activities from continuing operations, a GAAP measure, to Free cash flow from continuing operations, a non-GAAP measure.

Condensed Consolidated Balance Sheets

($ thousands)	As of
	December 31, 2023	December 31, 2022
	Audited	Audited
Assets
Cash, cash equivalents and restricted cash	$91,818	$163,177
Other current assets	326,785	489,248
Property, plant and equipment, net	571,627	595,846
Right-of-use assets, finance lease, net	143,203	156,586
Right-of-use assets, operating lease, net	118,435	118,155
Intangible assets, net	1,172,445	1,213,303
Goodwill	626,628	625,129
Other long-term assets	45,635	53,116
Total assets	$3,096,576	$3,414,560

Liabilities, Temporary equity and Shareholders’ equity
Total current liabilities	$494,034	$496,868
Total long-term liabilities	1,431,250	1,516,874
Total shareholders’ equity	1,050,642	1,279,705
Redeemable non-controlling interest contingency	120,650	121,113
Total liabilities, temporary equity and shareholders’ equity	$3,096,576	$3,414,560

Consolidated Statements of Operations
($ thousands, except for share and per share amounts)

	Three Months Ended December 31,		Year ended December 31,
	2023	2022	2023	2022
Revenues, net:
Retail and wholesale revenues	$343,678	$339,003	$1,340,778	$1,270,578
Management fee income	1,591	1,186	5,854	4,842
Total revenues, net	345,269	340,189	1,346,632	1,275,420
Cost of goods sold	189,077	220,554	732,183	649,001
Gross profit	156,192	119,635	614,449	626,419
Operating expenses:
Selling, general and administrative	98,458	113,627	414,773	419,880
Share-based compensation	5,833	6,892	20,010	28,017
Depreciation and amortization	37,934	31,210	136,783	113,534
Total operating expenses	142,225	151,729	571,566	561,431
Income from operations	13,967	(32,094)	42,883	64,988
Other income (expense):
Interest income	—	36	23	136
Interest expense	(17,838)	(13,576)	(57,966)	(55,201)
Interest expense related to lease liabilities and financial obligations	(10,585)	(8,444)	(42,416)	(33,641)
Loss on impairment	(42,286)	(82,615)	(67,076)	(82,615)
Other income, net	(3,884)	(1,053)	186	19,845
Total other expense, net	(74,593)	(105,652)	(167,249)	(151,476)
Loss before provision for income taxes	(60,626)	(137,746)	(124,366)	(86,488)
Provision for income taxes	2,974	(38,639)	(114,589)	(178,822)
Net loss from continuing operations	(57,652)	(176,385)	(238,955)	(265,310)
Net loss from discontinued operations	(7,995)	(86,366)	(51,382)	(111,622)
Net loss	(65,647)	(262,751)	(290,337)	(376,932)
Less: Net loss attributable to non-controlling interest	(2,419)	(2,418)	(9,140)	(6,833)
Net loss attributable to Curaleaf Holdings, Inc.	$(63,228)	$(260,333)	$(281,197)	$(370,099)

Per share – basic and diluted:
Loss per share from continuing operations, net of loss attributable to non-controlling interest	$(0.08)	$(0.24)	$(0.32)	$(0.36)
Loss per share from discontinued operations	(0.01)	(0.12)	(0.07)	(0.16)
Loss per share attributable to Curaleaf Holdings, Inc. – basic and diluted	$(0.09)	$(0.36)	$(0.39)	$(0.52)
Weighted average common shares outstanding – basic and diluted	733,514,919	715,796,271	724,124,894	711,159,444

About Curaleaf Holdings
Curaleaf Holdings, Inc. (TSX: CURA) (OTCQX: CURLF) (“Curaleaf”) is a leading international provider of consumer products in cannabis with a mission to enhance lives by cultivating, sharing and celebrating the power of the plant. As a high-growth cannabis company known for quality, expertise and reliability, the Company and its brands, including Curaleaf, Select and Grassroots provide industry-leading service, product selection and accessibility across the medical and adult-use markets. In the United States, our brands are sold in 17 states with operations encompassing 145 dispensaries and employing more than 5,600 global team members. Curaleaf International is the largest vertically integrated cannabis company in Europe with a unique supply and distribution network throughout the European market, bringing together pioneering science and research with cutting-edge cultivation, extraction and production. Curaleaf is listed on the Toronto Stock Exchange under the symbol CURA and trades on the OTCQX market under the symbol CURLF. For more information, please visit https://ir.curaleaf.com.

Curaleaf IR Twitter Account:    https://twitter.com/Curaleaf_IR
Investor Relations Website:    https://ir.curaleaf.com/
Contact Information:
Investor Contact:
Curaleaf Holdings, Inc.
Camilo Lyon, Chief Investment Officer
ir@curaleaf.com
Media Contact:
Curaleaf Holdings, Inc.
Tracy Brady, SVP Corporate Communications
media@curaleaf.com

Disclaimer
This press release contains “forward-looking information” and “forward-looking statements” within the meaning of Canadian securities laws and United States securities laws (collectively, “forward-looking statements”). Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based on management’s current beliefs, expectations or assumptions regarding the future of the business, plans and strategies, operational results and other future conditions of the Company. In addition, the Company may make or approve certain statements in future filings with Canadian securities regulatory authorities, in press releases, or in oral or written presentations by representatives of the Company that are not statements of historical fact and may also constitute forward-looking statements. All statements, other than statements of historical fact, made by the Company that address activities, events or developments that the Company expects or anticipates will or may occur in the future are forward-looking statements, including, but not limited to, statements preceded by, followed by or that include words such as “assumptions”, “assumes”, “guidance”, “outlook”, “may”, “will”, “would”, “could”, “should”, “believes”, “estimates”, “projects”, “potential”, “expects”, “plans”, “intends”, “anticipates”, “targeted”, “continues”, “forecasts”, “designed”, “goal” or the negative of those words or other similar or comparable words. In particular, but without limiting the foregoing, disclosure in this press release as well as statements regarding the Company’s objectives, plans and goals, including expectations regarding the first quarter and full fiscal 2024 guidance, benefits of recent or future acquisitions, rebranding and product offering expansion, as well as future operating results and economic performance are forward-looking statements. These statements speak only as at the date they are made and are based on information currently available and on the then current expectations.

Holders of securities of the Company are cautioned that forward-looking statements are not based on historical facts but instead are based on reasonable assumptions and estimates of management of the Company at the time they were provided or made and involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, as applicable, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements, including, but not limited to, risks and uncertainties related to: risks and uncertainties related to the legality of cannabis in the U.S., including the fact that cannabis is a controlled substance under the United States Federal Controlled Substances Act; anti-money laundering laws and regulations; the lack of access to U.S. bankruptcy protections; financing risks, including risks related to additional financing and restricted access to banking; general regulatory and legal risks, including the potential constraints on the Company’s ability to expand its business in the U.S. by virtue of the restrictions of the TSX following the TSX Listing; risk of legal, regulatory or political change; general regulatory and licensing risks; limitation on ownership of licenses; risks relating to regulatory action and approvals from the U.S. Food and Drug Administration (“FDA”); the fact that cannabis may become subject to increased regulation by the FDA; potential heightened scrutiny by regulatory authorities following the TSX Listing; loss of foreign private issuer status; risks related to internal controls over financial reporting; litigation risks; increased costs as a result of being a public company in Canada and the U.S.; recent and proposed legislation in respect of U.S. cannabis licensing; environmental risks, including risks related to environmental regulation and unknown environmental risks; general business risks including risks related to the Company’s expansion into foreign jurisdictions; future acquisitions or dispositions; service providers; enforceability of contracts; the ability of our shareholders to resell their subordinate voting shares on the Toronto Stock Exchange; the Company’s reliance on senior management and key personnel, and the Company’s ability to recruit and retain such senior management and key personnel; competition risks; risks inherent in an agricultural business; unfavorable publicity or consumer perception; product liability; product recalls; the results of future clinical research; dependence on suppliers; reliance on inputs; risks related to limited market data and difficulty to forecast; intellectual property risks; constraints on marketing products; fraudulent or illegal activity by employees, consultants and contractors; increased labor costs based on union activity; information technology systems and cyber-attacks; security breaches; the Company’s reliance on management services agreements with subsidiaries and affiliates; website accessibility; high bonding and insurance coverage; risks of leverage; management of the Company’s growth; the fact that past performance may not be indicative of future results and that financial projections may prove materially inaccurate or incorrect; risks related to conflicts of interests; challenging global economic conditions; currency fluctuations; risks related to the Company’s business structure and securities; including the status of the Company as a holding company; no dividend record; risks related to the senior secured notes of the Company; concentrated voting control; risks related to the sale of a substantial amount of the Company’s subordinate voting shares; the volatility of the market price for the subordinate voting shares; liquidity risks associated with an investment in the subordinate voting shares; risks associated with securities or industry analysts not publishing or ceasing to publish research or reports or publishing misleading information about the Company; the potentially limited market for the subordinate voting shares for holders of the Company’s securities who live in the U.S.; shareholders having little to no rights to participate in the Company’s business affairs; enforcement against directors and officers outside of Canada may prove difficult; and tax risks; as well as those risk factors discussed under “Risk Factors” in the Company’s Annual Information Form dated March 6, 2024 for the fiscal year ended December 31, 2023, and additional risks described in the Company’s Annual Management’s Discussion and Analysis for the year ended December 31, 2023 (both of which documents have been filed on the Company’s SEDAR+ profile at www.sedarplus.ca and on its EDGAR profile at www.sec.gov/edgar/html), and as described from time to time in documents filed by the Company with Canadian securities regulatory authorities. The purpose of forward-looking statements is to provide the reader with a description of management’s expectations, and such forward-looking statements may not be appropriate for any other purpose. Although the Company believes that the expectations reflected in such forward-looking statements are reasonable, it can give no assurance that such expectations will prove to have been correct. A number of factors could cause actual events, performance or results to differ materially from what is projected in the forward-looking statements. You should not place undue reliance on forward-looking statements contained in this press release. Such forward-looking statements are made as of the date of this press release. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The Company’s forward-looking statements are expressly qualified in their entirety by this cautionary statement.

Neither the Toronto Stock Exchange nor its Regulation Service Provider has reviewed and does not accept responsibility for the adequacy or accuracy of the content of this press release.